JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

270 Park Avenue

New York, NY 10017

May 8, 2006

VIA EDGAR AND FACSIMILE

Sara Kalin

Susan Min

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase Bank, National Association
Registration Statement on Form S-3 (File No. 333-131760)

Ladies and Gentlemen:

JPMorgan Chase Bank, National Association (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended, be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. Time, on May 8, 2006, or as soon thereafter as practicable.

The Registrant hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Laura Palma of Simpson Thacher & Bartlett LLP, at (212) 455-7143.

Very truly yours,

/s/ Stephen R. Etherington

Stephen R. Etherington

Senior Vice President